August 3, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Pamela A. Long, Esq., Assistant Director

Re:	Cereplast, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed on July 11, 2011 File No. 333-174929
Ladies and Gentlemen:
          On behalf of Cereplast, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of July 25, 2011.
Prospectus Cover Page
1.	We note your response to comment two in our letter dated July 1, 2011. Based upon the requirements of Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A to the Securities Act of 1933, it is not readily apparent why the seller would be permitted to determine the offering price of the notes “based on negotiated prices at the time” of the sale. Please provide us with a comprehensive legal analysis of your conclusion. To the extent that the determination of the notes’ offering price bears any relationship to the notes being convertible at the option of the holder into shares of your publicly traded common stock, at a fixed conversation ratio, please discuss such element in your analysis. Please note that if there is no established market for the notes, and if the price of the notes will not be determined with reference to the underlying common stock, then it appears that the notes would have to be offered at a fixed price until such time as an active public market for the notes is established. We may have additional comments following our review of your response.
Response:
The registration statement has been revised to disclose that the notes will be sold at a fixed price equal to the principal amount of the notes being sold plus accrued interest with respect to such notes as of the date of sale.

Very Truly Yours,

/s/ Marcelle S. Balcombe
61 Broadway      New York, New York       10006      212-930-9700       212-930-9725 Fax
www.srff.com